News Release

Alexco Reports 12% Increase in Silver Production for Third Quarter 2012

October 15, 2012 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports silver production of 514,879 ounces during the third quarter of 2012, an approximate 12% increase over the previous quarter. During the first nine months of the year, Alexco has produced 1,555,136 ounces of silver. Lead and zinc production in the third quarter were 4.5 million and 1.2 million pounds, respectively, with 13.1 million and 4.1 million pounds produced during the first three quarters, as the Bellekeno mine in the Keno Hill Silver District, Yukon continues its second full year of commercial production. Mill throughput increased to a record 270 tonnes per day (tpd) average for the third quarter, 11% improved over the previous quarter, and 10% better than any previous operating quarter.

Third Quarter and YTD 2012 Production Highlights

	Three Months Ended		Nine Months Ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Ore tonnes mined	24,237	12,533	64,905	51,160
Ore tonnes processed	24,573	21,532	68,033	58,510
Mill throughput (tonnes per day)	270	234	249	214
Grade of ore processed:
Silver (grams per tonne)	691	792	761	813
Lead	8.9%	9.2%	9.6%	9.9%
Zinc	4.5%	5.8%	5.0%	5.8%
Recoveries:
Silver	94%	91%	93%	92%
Lead in lead concentrate	93%	90%	90%	91%
Zinc in zinc concentrate	51%	68%	54%	64%
Concentrate production:
Lead concentrate:
Tonnes produced	3,152	2,760	9,482	7,819
Concentrate grade:
Silver (grams per tonne)	4,957	5,264	4,914	5,345
Lead	64%	64%	63%	67%
Zinc concentrate:
Tonnes produced	1,189	1,808	4,133	4,596
Concentrate grade:
Silver (grams per tonne)	326	577	429	466
Zinc	47%	47%	45%	47%
Production – contained metal:
Silver (ounces)	514,879	500,703	1,555,136	1,412,551
Lead in lead con (pounds)	4,471,580	3,908,517	13,063,304	11,575,554
Zinc in zinc con (pounds)	1,227,269	1,865,739	4,083,612	4,746,953

Ore grades during the third quarter were similar to the second quarter and approximately 9% lower than the same period a year ago. The lower grade is due to initiation of mine development in the lowest levels of the mine, locally increased dilution in long-hole stopes higher in the mine, and an overall increased supply of economic ore from outside the currently-defined mine plan resource boundary. In the fourth quarter, grades are expected to increase as the mine sequences back into increased ore feed from the 99 zone where grades exceed 900 grams per tonne of silver. With mill throughput improving and an anticipation of improving grades, Alexco expects silver production to increase again during the fourth quarter. In addition, Alexco is in the process of recalculating the overall Bellekeno resource. Results are anticipated by the end of the year, with an expectation of extending the life of the Bellekeno mine.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

At Alexco’s Lucky Queen and Onek mines, development work is progressing as planned in preparation for production, which is anticipated to begin concurrently with receipt of appropriate regulatory authorizations, likely later in the fourth quarter or in the first quarter of 2013.

Alexco President and Chief Executive Officer Clynt Nauman said, “We have made some important improvements in mill efficiency this quarter, both in throughput and silver-lead recoveries. We intend to continue to build on this improvement toward our 400 tpd throughput target in the mill, especially with the expectation of feed from two new mines coming on stream in 2013. After nine quarters of production from the Bellekeno mine since commissioning, we will likely reach a point during the fourth quarter where mill throughput will outpace Bellekeno mine output capacity. While our focus in the fourth quarter will remain on continually improving mill operations, it is anticipated that with the Bellekeno mine operating at capacity and with newly available and improving capacity in the mill, there will be increased opportunity to catch up on deferred mill maintenance, crew training and preparation for sustained winter operations. All of this will pay additional benefits when our new Lucky Queen and Onek mines come on stream.”

Nauman also added, “Our exploration efforts at Keno Hill have been extremely successful this year. Recent results from the Flame & Moth discovery adjacent to the mill are particularly exciting as we continue to expand this significant discovery and move towards an updated resource in the first quarter of 2013. We anticipate following up this work with engineering, extensive trade-off studies and permitting-related activities in the latter half of 2013.”

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Third Quarter of 2012

Financial results for the third quarter of 2012 are expected to be released after the close of market trading on Monday, November 5, 2012, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Tuesday, November 6, 2012. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through November 13, 2012, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #401974

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.